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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Beacon Power Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

073677 10 6

(CUSIP Number)

Kenneth M. Socha, Esq.
Perseus Capital, L.L.C.
2099 Pennsylvania Avenue, Suite 900
Washington, D.C. 20006
(202) 452-0101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 073677 10 6

1.	Name of Reporting Person: Perseus Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,651,946*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,651,946**

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,651,946**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.7%*

14.	Type of Reporting Person (See Instructions): OO

* Represents the percentage obtained by dividing (i) 1,651,946 by (ii) the sum of (a) the number of shares of the Issuer’s common stock outstanding as of November 17, 2005 as reported by the Issuer to the Reporting Person on such date and (b) the number of shares issuable upon exercise of the options and warrants beneficially held or deemed beneficially held by the Reporting Person described in this Schedule 13D.
** Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could beneficially own, assuming exercise in full of the PC Warrant (as defined in Amendment No.5 to Schedule 13D and subject to certain future adjustments set forth in the PC Warrant), and options held for the benefit of the Reporting Person by certain members of the Issuer’s board of directors employed by the Reporting Person.

CUSIP No. 073677 10 6

1.	Name of Reporting Person: Frank H. Pearl (in capacity described herein)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 6,203,838****

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 6,203,838****

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,203,838****

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.0%***

14.	Type of Reporting Person (See Instructions): IN

*** Represents the percentage obtained by dividing (i) 6,203,838 by (ii) the sum of (a) the number of shares of the Issuer’s common stock outstanding as of November 17, 2005 as reported by the Issuer to the Reporting Person on such date, and (b) the number of shares issuable upon exercise of the options and warrants beneficially held or deemed beneficially held by the Reporting Persons described in this Schedule 13D.
**** Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of common stock the Reporting Person could beneficially own, assuming exercise in full of the PC Warrant and the 2005 Warrant (each as defined in Amendment No. 5 to Schedule 13D and subject to certain future adjustments set forth in the PC Warrant and 2005 Warrant, respectively), and options held for the benefit of Perseus Capital and Perseus 2000 Expansion by certain members of the Issuer’s board of directors employed by Perseus Capital and Perseus 2000 Expansion.

CUSIP No. 073677 10 6

1.	Name of Reporting Person: Perseus 2000 Expansion, L.L.C. (in capacity described herein)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,260,714******

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 4,260,714******

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,260,714******

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.1%*****

14.	Type of Reporting Person (See Instructions): OO

***** Represents the percentage obtained by dividing (i) 4,260,714 by (ii) the sum of (a) the number of shares of the Issuer’s common stock outstanding as of November 17, 2005 as reported by the Issuer to the Reporting Person on such date, and (b) the number of shares issuable upon exercise of the options and warrants beneficially held or deemed beneficially held by the Reporting Person described in this Schedule 13D.
****** Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of the Issuer’s common stock the Reporting Person could beneficially own, assuming exercise in full of the 2005 Warrant (as defined in Amendment No. 5 to Schedule 13D and subject to certain future adjustments as set forth in the 2005 Warrant) and options held for the benefit of the Reporting Person and Perseus Capital by certain members of the Issuer’s board of directors employed by the Reporting Person and Perseus Capital.

CUSIP No. 073677 10 6 SCHEDULE 13D (Amendment No. 6)
     The original statement on Schedule 13D dated December 30, 2002, as amended by Amendment No. 1 thereto dated November 20, 2003, Amendment No. 2 thereto dated January 20-26, 2004, Amendment No. 3 thereto dated April 22, 2005, Amendment No. 4 thereto dated June 1, 2005 and Amendment No. 5 thereto dated August 24, 2005 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Beacon Power Corporation, a Delaware corporation (“Beacon” or the “Issuer”), is hereby further amended as set forth in this Amendment No. 6 (this “Amendment”). This Amendment is being filed jointly by Perseus Capital, L.L.C. (“Perseus Capital”), Perseus 2000 Expansion, L.L.C. (“Perseus 2000 Expansion”) and Mr. Frank H. Pearl (“Mr. Pearl,” and together with Perseus Capital and Perseus 2000 Expansion, the “Reporting Persons,” and each, a “Reporting Person”) to report that (i) on November 17, 2005, Kenneth M. Socha and John C. Fox, members of the board of directors of the Issuer, were each granted options to purchase up to 50,000 shares of the Issuer’s common stock, pursuant to vesting schedules described herein; (ii) on November 21, 2005, Perseus Capital distributed 3,502,351 shares of Beacon common stock to its members pro rata based on their capital percentages; and (iii) on November 22, 2005, Beacon and NxtPhase T&D Corporation, a Canadian corporation (“NxtPhase”), terminated the arrangement agreement (“Arrangement Agreement”), dated April 22, 2005, between Beacon and NxtPhase, and as a result thereof, certain issuances of Beacon common stock to Perseus 2000 Expansion that occurred pursuant to an Investment Agreement, dated as of April 22, 2005 (the “Investment Agreement,” a copy of which was attached as Exhibit 2 to Amendment No. 3 to the Schedule 13D and is incorporated herein by reference), by and among Perseus Capital, Perseus 2000 Expansion and the Issuer, are required to be unwound. Pursuant to the Investment Agreement, instead of returning to Perseus 2000 Expansion the cash it paid to the Issuer for such shares of Beacon common stock, Perseus 2000 Expansion is instead obligated to receive shares of NxtPhase preferred stock that the Issuer was obligated to purchase using the proceeds of such issuances to Perseus 2000 Expansion, all as discussed in greater detail in the Investment Agreement.
     Items 4, 5 and 6 of the Schedule 13D are hereby amended as follows:
Item 4. Purpose of Transactions
     On November 17, 2005, pursuant to standard granting procedures that the Issuer makes to members of its board of directors from time to time, the Issuer granted options to purchase 50,000 shares of the Issuer’s common stock to each of Kenneth M. Socha and John C. Fox, members of the Issuer’s board of directors and representatives of Perseus Capital and Perseus 2000 Expansion. Each of Mr. Fox and Mr. Socha hold such options as nominees for Perseus Capital and Perseus 2000 Expansion, and disclaim beneficial ownership thereof, except to the extent they have a pecuniary interest therein, if any. The options granted to Mr. Socha and Mr. Fox vest on a monthly basis over a twelve month period, beginning December 30, 2005, and become fully vested on November 30, 2006.
     As part of its customary continuing evaluation of its portfolio of investments, Perseus Capital from time-to-time makes cash and/or in-kind distributions to its members (see also Item 5 below). On November 21, 2005, Perseus Capital distributed 3,502,351

CUSIP No. 073677 10 6 SCHEDULE 13D (Amendment No. 6)
shares of Beacon common stock to its members pro rata in accordance with its governing documents for no consideration. Mr. Pearl is a member of Perseus Investors Group, L.L.C., which is a member of Perseus Capital and received 291,177 of the 3,502,351 shares of Beacon common stock distributed by Perseus Capital to its members. The closing per share price of the Common Stock on the NASDAQ Stock Market on November 22, 2005 was $1.84 per share.
     Beacon and NxtPhase entered into an Arrangement Agreement that provided for Beacon to acquire all of the outstanding shares of capital stock of NxtPhase pursuant to the arrangement. Beacon and NxtPhase entered into the Arrangement Agreement after Perseus 2000, L.L.C. (“Perseus 2000”), an affiliate of the Reporting Persons, and Perseus 2000 Expansion, assigned to Beacon an option to acquire NxtPhase, which was granted to Perseus 2000 in connection with a previous investment made by Perseus 2000 in NxtPhase. Beacon, Perseus 2000 Expansion and Perseus Capital entered into the Investment Agreement to help fund Beacon’s on-going operations and NxtPhase’s operations pending and after the consummation of the Arrangement Agreement. Perseus 2000 entered into a letter agreement with the Issuer and NxtPhase in connection with the execution of the Arrangement Agreement providing certain representations and indemnities in connection therewith (which was attached as an exhibit to Amendment No. 3 and is incorporated herein by reference).
     On November 22, 2005, Beacon and NxtPhase entered into a settlement and termination agreement which, among other things, terminated the Arrangement Agreement and the letter agreements that the stockholders of NxtPhase (including Perseus 2000 and Perseus 2000 Expansion) had executed. In the event of a termination of the Arrangement Agreement, the Investment Agreement required that issuances of certain shares of Beacon’s common stock under the Investment Agreement be unwound; provided that instead of repaying Perseus 2000 Expansion the cash it paid for such shares of Beacon common stock, Beacon was to instead transfer to Perseus 2000 Expansion the shares of NxtPhase preferred stock that Beacon was required to purchase using the proceeds from the Beacon common stock it issued to Perseus 2000 Expansion. As a result thereof, Perseus 2000 Expansion has returned 1,190,476 shares of Beacon common stock and two warrants, each exercisable for up to 138,636 shares of Beacon common stock (or cumulatively up to 277,272 shares of Beacon common stock), in exchange for 222,222 shares of NxtPhase Class A preferred stock. Beacon paid approximately $1,000,000, or $4.50 per share, for the NxtPhase Class A preferred stock.
     The Reporting Persons intend to review on a continuing basis their investments in the Issuer. In addition to transactions pursuant to the Investment Agreement or as part of their customary continuing evaluation of their portfolio of investments, the Reporting Persons may decide to increase or decrease their investment in the Issuer, depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Reporting Persons’ investment objectives, other investment and business opportunities available to the Reporting Persons, and other factors. Mr. Pearl, as a distributee of shares of Beacon common stock from Perseus Capital, may decide to sell some or all of the shares of Beacon common stock distributed to him in one or more transactions in the future.

CUSIP No. 073677 10 6 SCHEDULE 13D (Amendment No. 6)
     In addition, although the shares of the Issuer’s common stock held by Perseus 2000 Expansion are not yet freely tradable under SEC Rule 144, the Issuer is obligated to register such shares and any shares issued upon exercise by Perseus 2000 Expansion of the 2005 Warrant or upon exercise by Perseus Capital of the PC Warrant for resale under the Securities Act of 1933, as amended. Upon such registration, Perseus 2000 Expansion and/or Perseus Capital, as the case may be, may determine to distribute those shares to its members as provided in its governing documents, or sell those shares pursuant to such registration statement. Perseus 2000 Expansion and/or Perseus Capital may also decide to sell those shares in one or more transactions to investors in a private transaction.
     Except as described in the Schedule 13D as amended by this Amendment, none of the Reporting Persons has formulated any plans or proposals that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
          (a) Perseus Capital may be deemed to beneficially own, in accordance with SEC Rule 13d-3, an aggregate of 1,651,946 shares of the Issuer’s common stock, all of which are held in the form of options or warrants. Perseus 2000 Expansion may be deemed to beneficially own, in accordance with SEC rule 13d-3, 4,260,714 shares of the Issuer’s common stock. Mr. Pearl may be deemed to beneficially own, in accordance with SEC Rule 13d-3, 6,203,838 shares of the Issuer’s common stock.
          On November 17, 2005, the Issuer disclosed to the Reporting Persons that as a result of other financing activities conducted by the Issuer, 59,468,820 shares of the Issuer’s common stock were outstanding. Therefore, in accordance with SEC rule 13d-3, the shares of the Issuer’s common stock beneficially owned by the Reporting Persons represent approximately 2.7%, 10.0% and 7.1%, respectively, of the Issuer’s outstanding common stock.
          (b) By virtue of the relationships between the Reporting Persons described in Item 2 of the Schedule 13D, Mr. Pearl may be deemed to have the power to direct the voting and disposition of all of the shares of Beacon common stock beneficially owned by Perseus Capital and Perseus 2000 Expansion.
          (c) Except for (i) the transactions described in the fourth and fifth paragraphs of Item 4 of this Amendment and (ii) the rights described in Item 6 of this Amendment, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any party identified in Item 2 of the Schedule 13D, has effected or agreed to effect a transaction in shares of the Issuer’s common stock during the past 60 days.
          (d) The members of Perseus Capital and Perseus 2000 Expansion have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer’s common stock held for the account of Perseus Capital and Perseus 2000 Expansion, respectively, in accordance with their membership interests in Perseus Capital and Perseus 2000 Expansion.

CUSIP No. 073677 10 6 SCHEDULE 13D (Amendment No. 6)
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     In conjunction with the option grants made to Mr. Socha and Mr. Fox on November 17, 2005, Mr. Socha and Mr. Fox have entered into option agreements with the Issuer, which are attached hereto as Exhibits 1 and 2, respectively.
     In conjunction with the purchases described in the Investment Agreement, the Issuer is obligated to register all of the shares of common stock (including all securities exercisable for shares of the Issuer’s common stock) issued under the Investment Agreement, except for those shares of the Issuer’s common stock and warrants exercisable for shares of the Issuer’s common stock that were subject to the unwind provisions of the Investment Agreement (as described in the fourth paragraph of Item 4).
     Except as described in this Amendment, and as set forth in the Schedule 13D and the Exhibits attached thereto and incorporated therein by reference, to the best knowledge of each Reporting Person, there exist no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
Not applicable.

CUSIP No. 073677 10 6 SCHEDULE 13D (Amendment No. 6)
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FRANK H. PEARL
	By:	/s/ Rodd Macklin
Date: November 23, 2005		Name:	Rodd Macklin
		Title:	Attorney-in-fact

PERSEUS CAPITAL, L.L.C.
	By:	/s/ Rodd Macklin
Date: November 23, 2005		Name:	Rodd Macklin
		Title:	Chief Financial Officer and Secretary

PERSEUS 2000 EXPANSION, L.L.C.
	By:	/s/ Rodd Macklin
Date: November 23, 2005		Name:	Rodd Macklin
		Title:	Chief Financial Officer and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 073677 10 6 SCHEDULE 13D (Amendment No. 6)
EXHIBIT 1
SOCHA OPTION AGREEMENT

CUSIP No. 073677 10 6 SCHEDULE 13D (Amendment No. 6)
BEACON POWER CORPORATION
Director’s Option Agreement
Granted Under Second Amended And Restated 1998 Stock Incentive Plan
     This Agreement, dated November 17, 2005 (the “Grant Date”), is between Beacon Power Corporation (the “Company”) and Kenneth Socha (the “Optionee”) a director of the Company. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Plan (as defined below).
1. Grant of Option. This Agreement evidences the grant by the Company to the Optionee, of an option to purchase, in whole or in part, on the terms provided herein and in the Company’s Second Amended and Restated 1998 Stock Incentive Plan (the “Plan”), the shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (“Common Stock”) at an exercise price per share, as set forth below:

Shares:	Exercise Price:
50,000	$2.19
     Unless earlier terminated, this option shall expire one day before the 10th anniversary of the Grant Date (the “Final Exercise Date”). It is intended that the option evidenced by this Agreement shall be a non-qualified stock option and not an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. Except as otherwise indicated by the context, the term “Optionee”, as used in this option, shall be deemed to include any person who acquires the right to exercise this option validly under its terms.
2. Vesting Schedule. Subject to the other terms of this Agreement regarding the exercisability of this option, the Shares covered by this option shall vest and become exercisable as follows:

Number of Shares		Date
Newly vested on the indicated date	Cumulative Vested

4,166	4,166	December 30, 2005
4,166	8,332	January 30, 2006
4,166	12,498	February 28, 2006
4,168	16,666	March 30, 2006
4,166	20,832	April 30, 2006
4,166	24,998	May 30, 2006
4,168	29,166	June 30, 2006
4,166	33,332	July 30, 2006
4,166	37,498	August 30, 2006
4,168	41,666	September 30, 2006
4,166	45,832	October 30, 2006
4,168	50,000	November 30, 2006
     The right of exercise shall be cumulative so that to the extent the option is not exercised in any period to the maximum extent permissible it shall continue to be exercisable, in whole or in part, with respect to all Shares for which it is vested until the earlier of the Final Exercise Date or the termination of this option under this Agreement or the Plan.

CUSIP No. 073677 10 6 SCHEDULE 13D (Amendment No. 6)
3. Exercise of Option.
     (a) Form of Exercise. Each election to exercise this option shall be in writing, signed by the Optionee, and received by the Company at its principal office, accompanied by a copy of this agreement and by payment in full as provided below. The Optionee may purchase less than the number of shares covered hereby, provided that no partial exercise of this option may be for any fractional share or for fewer than 100 whole shares. Payment shall be as follows:
          (i) in cash or by check, payable to the order of the Company;
          (ii) in the sole discretion of the authorized administrator of the Plan, (A) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price or (B) delivery by the Optionee to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price;
          (iii) at such time as the Common Stock is registered under the Exchange Act, delivery of shares of Common Stock owned by the Optionee valued at Fair Market Value, which Common Stock was owned by the Optionee at least six months prior to such delivery;
          (iv) to the extent permitted by the authorized administrator of the Plan, in its sole discretion, by payment of such other lawful consideration as the authorized administrator of the Plan may determine; or
          (v) any combination of the above permitted forms of payment.
     A certificate or certificates for the Common Shares purchased shall be issued by the Company after the exercise of the option and payment therefor, including the provision for any federal and state withholding taxes, and other applicable employment taxes.
     (b) Termination of Option upon Termination of Service Provision, Death or Disability.
     (i) For Reasons other than Breach of Conduct, death or disability. Upon the termination of Optionee’s service provision to the Company for any reason other than a Breach of Conduct (as defined in subparagraph (iii) below) or death or disability, any portion of this option that is not vested as described in Section 2 hereof shall immediately terminate, and any portion that vested before the service provision termination date shall continue to be exercisable until the Final Exercise Date.
     (ii) Death or disability. If termination of service provision is by reason of death or disability, any portion of this option which is not vested before such termination of service provision shall immediately terminate. However, no portion of the option is exercisable after the Final Exercise Date.
     (iii) Breach of Conduct. In the event of a Breach of Conduct by Optionee at any time while providing service to the Company or within two years after termination of service provision, any portion of this option which has not been exercised by the time of such Breach, whether or not vested under Section 2, shall immediately terminate upon written declaration by the authorized administrator of the Plan. Such declaration shall be communicated in writing to the Optionee. In addition, upon a Breach of Conduct, the Company may, in its sole discretion, by written notice demand that any or all stock certificates for Common Shares acquired pursuant to the exercise of this option, or any profit realized from the sale or transfer of such Common Shares, be returned to the Company within five (5) days of receipt of such notice, and any exercise price paid by the Optionee shall be returned to Optionee by the Company immediately thereafter, without interest. The Company shall be entitled to reimbursement of reasonable attorney fees and expenses incurred in seeking to enforce its rights under this paragraph.
     “Breach of Conduct” shall mean activities which constitute a serious breach of conduct as determined by the authorized administrator of the Plan in its sole discretion, including, but not limited to: (i) the disclosure or misuse of confidential information, trade secrets or other intellectual property of the Company or third parties who have disclosed such information, secrets or intellectual property to the

CUSIP No. 073677 10 6 SCHEDULE 13D (Amendment No. 6)
Company or a company that controls, is controlled by or is under common control with the Company (collectively, an “Affiliate”); (ii) activities in violation of the policies of the Company or any Affiliate, including without limitation, the Company’s insider trading policy; (iii) the violation or breach of any material provision in any applicable contract or agreement between the Optionee and the Company (or an Affiliate), including, for example, a violation or breach which is grounds for discharge for cause; (iv) engaging in conduct relating to the Optionee’s service provision for which either criminal or civil penalties have been sought; (v) engaging in activities which adversely affect or which are contrary or harmful to the interests of the Company or Affiliate, or (vi) in the event that the Optionee and Company have not signed a noncompetition agreement (which therefore otherwise would govern issues of noncompetition), engaging in competition with the Company or any Affiliate during service provision or within one (1) year following termination of service provision to the Company or Affiliate. The determination of Breach of Conduct shall be determined by the authorized administrator of the Plan in good faith and in its sole discretion.
4. Withholding. No Shares will be issued pursuant to the exercise of this option unless and until the Optionee pays to the Company, or makes provision satisfactory to the Company for payment of, any federal, state or local withholding taxes required by law to be withheld in respect of this option.
5. Nontransferability of Option. This option may not be sold, assigned, transferred, pledged or otherwise encumbered by the Optionee, either This option may not be sold, assigned, transferred, pledged or otherwise encumbered by the Optionee, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the lifetime of the Optionee, except as provided in the next sentence, this option shall be exercisable only by the Optionee. Notwithstanding the foregoing, the Optionee shall have the right to transfer this option to his employer, Perseus, L.L.C. or its affiliates, Perseus Capital, L.L.C. and Perseus 2000 Expansion Fund, L.L.C.
6. Provisions of the Plan. This option is subject to the provisions of the Plan, a copy of which Optionee hereby acknowledges receiving with this option.
7. No Right to Continued Board Membership, Etc. This option shall not confer upon the Optionee any right with respect to continuance on the Board of Directors, nor shall it interfere in any way with the right of the Company to terminate the Optionee’s service on the Board at any time.
8. Compliance with Law and Regulations. This option and the obligation of the Company to sell and deliver shares hereunder shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required. The Company shall not be required to issue or deliver any certificates for Common Shares prior to (a) the listing of such Common Shares on any stock exchange on which the Common Shares may then be listed, and (b) the completion of any registration or qualification of such Common Shares under any federal or state law, or any rule or regulation of any government body which the Company shall, in its sole discretion, determine to be necessary or advisable. Moreover, this option may not be exercised if its exercise, or the receipt of Common Shares pursuant thereto, would be contrary to applicable law.
9. Notices. Any notice hereunder to the Company shall be addressed to it at its principal business office, 234 Ballardvale Street, Wilmington, MA 01887 and any notice hereunder to the Optionee shall be sent to the address reflected on the payroll records of the Company, subject to the right of either party to designate at any time hereafter in writing some other address.
10. Delaware Law to Govern. This Agreement shall be construed and administered in accordance with and governed by the laws of Delaware.

CUSIP No. 073677 10 6 SCHEDULE 13D (Amendment No. 6)
IN WITNESS WHEREOF, the parties have executed this Agreement as a sealed instrument, as of the date first set forth above.

Optionee: Kenneth Socha	A.	BEACON POWER CORPORATION

/s/ Kenneth Socha

Signature

	II.	By:	/s/ William Capp

Address

Signature

F. William Capp, President & CEO

CUSIP No. 073677 10 6 SCHEDULE 13D (Amendment No. 6)
EXHIBIT 2
FOX OPTION AGREEMENT

CUSIP No. 073677 10 6 SCHEDULE 13D (Amendment No. 6)
BEACON POWER CORPORATION
Director’s Option Agreement
Granted Under Second Amended And Restated 1998 Stock Incentive Plan
     This Agreement, dated November 17, 2005 (the “Grant Date”), is between Beacon Power Corporation (the “Company”) and John C. Fox (the “Optionee”) a director of the Company. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Plan (as defined below).
1.	Grant of Option. This Agreement evidences the grant by the Company to the Optionee, of an option to purchase, in whole or in part, on the terms provided herein and in the Company’s Second Amended and Restated 1998 Stock Incentive Plan (the “Plan”), the shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (“Common Stock”) at an exercise price per share, as set forth below:

Shares:	Exercise Price:
50,000	$2.19
     Unless earlier terminated, this option shall expire one day before the 10th anniversary of the Grant Date (the “Final Exercise Date”). It is intended that the option evidenced by this Agreement shall be a non-qualified stock option and not an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. Except as otherwise indicated by the context, the term “Optionee”, as used in this option, shall be deemed to include any person who acquires the right to exercise this option validly under its terms.
2. Vesting Schedule. Subject to the other terms of this Agreement regarding the exercisability of this option, the Shares covered by this option shall vest and become exercisable as follows:

Number of Shares		Date
Newly vested on the indicated date	Cumulative Vested

4,166	4,166	December 30, 2005
4,166	8,332	January 30, 2006
4,166	12,498	February 28, 2006
4,168	16,666	March 30, 2006
4,166	20,832	April 30, 2006
4,166	24,998	May 30, 2006
4,168	29,166	June 30, 2006
4,166	33,332	July 30, 2006
4,166	37,498	August 30, 2006
4,168	41,666	September 30, 2006
4,166	45,832	October 30, 2006
4,168	50,000	November 30, 2006
     The right of exercise shall be cumulative so that to the extent the option is not exercised in any period to the maximum extent permissible it shall continue to be exercisable, in whole or in part, with respect to all Shares for which it is vested until the earlier of the Final Exercise Date or the termination of this option under this Agreement or the Plan.

CUSIP No. 073677 10 6 SCHEDULE 13D (Amendment No. 6)
3. Exercise of Option.
     (a) Form of Exercise. Each election to exercise this option shall be in writing, signed by the Optionee, and received by the Company at its principal office, accompanied by a copy of this agreement and by payment in full as provided below. The Optionee may purchase less than the number of shares covered hereby, provided that no partial exercise of this option may be for any fractional share or for fewer than 100 whole shares. Payment shall be as follows:
          (i) in cash or by check, payable to the order of the Company;
          (ii) in the sole discretion of the authorized administrator of the Plan, (A) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price or (B) delivery by the Optionee to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price;
          (iii) at such time as the Common Stock is registered under the Exchange Act, delivery of shares of Common Stock owned by the Optionee valued at Fair Market Value, which Common Stock was owned by the Optionee at least six months prior to such delivery;
          (iv) to the extent permitted by the authorized administrator of the Plan, in its sole discretion, by payment of such other lawful consideration as the authorized administrator of the Plan may determine; or
          (v) any combination of the above permitted forms of payment.
     A certificate or certificates for the Common Shares purchased shall be issued by the Company after the exercise of the option and payment therefor, including the provision for any federal and state withholding taxes, and other applicable employment taxes.
     (b) Termination of Option upon Termination of Service Provision, Death or Disability.
     (i) For Reasons other than Breach of Conduct, death or disability. Upon the termination of Optionee’s service provision to the Company for any reason other than a Breach of Conduct (as defined in subparagraph (iii) below) or death or disability, any portion of this option that is not vested as described in Section 2 hereof shall immediately terminate, and any portion that vested before the service provision termination date shall continue to be exercisable until the Final Exercise Date.
     (ii) Death or disability. If termination of service provision is by reason of death or disability, any portion of this option which is not vested before such termination of service provision shall immediately terminate. However, no portion of the option is exercisable after the Final Exercise Date.
     (iii) Breach of Conduct. In the event of a Breach of Conduct by Optionee at any time while providing service to the Company or within two years after termination of service provision, any portion of this option which has not been exercised by the time of such Breach, whether or not vested under Section 2, shall immediately terminate upon written declaration by the authorized administrator of the Plan. Such declaration shall be communicated in writing to the Optionee. In addition, upon a Breach of Conduct, the Company may, in its sole discretion, by written notice demand that any or all stock certificates for Common Shares acquired pursuant to the exercise of this option, or any profit realized from the sale or transfer of such Common Shares, be returned to the Company within five (5) days of receipt of such notice, and any exercise price paid by the Optionee shall be returned to Optionee by the Company immediately thereafter, without interest. The Company shall be entitled to reimbursement of reasonable attorney fees and expenses incurred in seeking to enforce its rights under this paragraph.
     “Breach of Conduct” shall mean activities which constitute a serious breach of conduct as determined by the authorized administrator of the Plan in its sole discretion, including, but not limited to: (i) the disclosure or misuse of confidential information, trade secrets or other intellectual property of the Company or third parties who have disclosed such information, secrets or intellectual property to the

CUSIP No. 073677 10 6 SCHEDULE 13D (Amendment No. 6)
Company or a company that controls, is controlled by or is under common control with the Company (collectively, an “Affiliate”); (ii) activities in violation of the policies of the Company or any Affiliate, including without limitation, the Company’s insider trading policy; (iii) the violation or breach of any material provision in any applicable contract or agreement between the Optionee and the Company (or an Affiliate), including, for example, a violation or breach which is grounds for discharge for cause; (iv) engaging in conduct relating to the Optionee’s service provision for which either criminal or civil penalties have been sought; (v) engaging in activities which adversely affect or which are contrary or harmful to the interests of the Company or Affiliate, or (vi) in the event that the Optionee and Company have not signed a noncompetition agreement (which therefore otherwise would govern issues of noncompetition), engaging in competition with the Company or any Affiliate during service provision or within one (1) year following termination of service provision to the Company or Affiliate. The determination of Breach of Conduct shall be determined by the authorized administrator of the Plan in good faith and in its sole discretion.
4. Withholding. No Shares will be issued pursuant to the exercise of this option unless and until the Optionee pays to the Company, or makes provision satisfactory to the Company for payment of, any federal, state or local withholding taxes required by law to be withheld in respect of this option.
5. Nontransferability of Option. This option may not be sold, assigned, transferred, pledged or otherwise encumbered by the Optionee, either This option may not be sold, assigned, transferred, pledged or otherwise encumbered by the Optionee, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the lifetime of the Optionee, except as provided in the next sentence, this option shall be exercisable only by the Optionee. Notwithstanding the foregoing, the Optionee shall have the right to transfer this option to his employer, Perseus, L.L.C. or its affiliates, Perseus Capital, L.L.C. and Perseus 2000 Expansion Fund, L.L.C.
6. Provisions of the Plan. This option is subject to the provisions of the Plan, a copy of which Optionee hereby acknowledges receiving with this option.
7. No Right to Continued Board Membership, Etc. This option shall not confer upon the Optionee any right with respect to continuance on the Board of Directors, nor shall it interfere in any way with the right of the Company to terminate the Optionee’s service on the Board at any time.
8. Compliance with Law and Regulations. This option and the obligation of the Company to sell and deliver shares hereunder shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required. The Company shall not be required to issue or deliver any certificates for Common Shares prior to (a) the listing of such Common Shares on any stock exchange on which the Common Shares may then be listed, and (b) the completion of any registration or qualification of such Common Shares under any federal or state law, or any rule or regulation of any government body which the Company shall, in its sole discretion, determine to be necessary or advisable. Moreover, this option may not be exercised if its exercise, or the receipt of Common Shares pursuant thereto, would be contrary to applicable law.
9. Notices. Any notice hereunder to the Company shall be addressed to it at its principal business office, 234 Ballardvale Street, Wilmington, MA 01887 and any notice hereunder to the Optionee shall be sent to the address reflected on the payroll records of the Company, subject to the right of either party to designate at any time hereafter in writing some other address.
10. Delaware Law to Govern. This Agreement shall be construed and administered in accordance with and governed by the laws of Delaware.

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     IN WITNESS WHEREOF, the parties have executed this Agreement as a sealed instrument, as of the date first set forth above.

Optionee: John C. Fox	A.	BEACON POWER CORPORATION

/s/ John Fox

Signature

	III.	By:	/s/ William Capp

Address

Signature

F. William Capp, President & CEO